UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Initial Filing)

The South Financial Group, Inc.
(Name of Issuer)

Common Stock, $1.00 Par Value
(Title of Class of Securities)

837841105
(CUSIP Number)

February 26, 2010
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐         Rule 13d-1(b)
☒         Rule 13d-1(c)
☐         Rule 13d-1(d)

CUSIP No.  837841105

1	NAMES OF REPORTING PERSONS	Greek Investments, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS	Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION	Turks & Caicos Islands

NUMBER	5	SOLE VOTING POWER	0
OF
SHARES
BENEFICIALLY	6	SHARED VOTING POWER	12,374,357
OWNED
BY	7	SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	8	SHARED DISPOSITIVE POWER	12,374,357

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	12,374,357

10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.739%[1]

12	TYPE OF REPORTING PERSON (See Instructions)	CO

________________________
[1]	Calculated on the basis of 215,601,001 shares of the Issuer’s Common Stock outstanding as of February 26, 2010.

CUSIP No.  837841105

1	NAMES OF REPORTING PERSONS	Jorge Constantino

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS	Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION	Venezuela

NUMBER	5	SOLE VOTING POWER	0
OF
SHARES
BENEFICIALLY	6	SHARED VOTING POWER	12,374,357
OWNED
BY	7	SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	8	SHARED DISPOSITIVE POWER	12,374,357

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	12,374,357

10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.739%[1]

12	TYPE OF REPORTING PERSON (See Instructions)	IN

________________________
[1]	Calculated on the basis of 215,601,001 shares of the Issuer’s Common Stock outstanding as of February 26, 2010.

CUSIP No.  837841105

1	NAMES OF REPORTING PERSONS	Panayotis Constantino

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS	Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION	Venezuela

NUMBER	5	SOLE VOTING POWER	0
OF
SHARES
BENEFICIALLY	6	SHARED VOTING POWER	12,374,357
OWNED
BY	7	SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	8	SHARED DISPOSITIVE POWER	12,374,357

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	12,374,357

10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.739%[1]

12	TYPE OF REPORTING PERSON (See Instructions)	IN

________________________
[1]	Calculated on the basis of 215,601,001 shares of the Issuer’s Common Stock outstanding as of February 26, 2010.

Item 1(a).	Name of Issuer:

The South Financial Group, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

102 South Main Street
Greenville, SC 29601

Item 2(a).	Names of Persons Filing:

Greek Investments, Inc.; Jorge Constantino; Panayotis Constantino

Item 2(b).	Addresses of Principal Business Offices or, if none, Residences:

The physical address of Greek Investments, Inc. is Harbour House Queen Street,Grand Turk, Turks and Caicos Islands; the mailing address is P.O. Box 10908,Caparra Heights Station, San Juan, Puerto Rico 00922-0908. The address of each of Jorge Constantino and Panayotis Constantino is Zalokosta 14, Paleo Psihiko, Athens 15452, Greece.

Item 2(c).	Citizenship:

Reference is made to Item 4 of each of the cover pages to this Schedule 13G, whichItems are incorporated by reference herein.

Item 2(d).	Title of Class of Securities:

Common Stock, $1.00 Par Value

Item 2(e).	CUSIP Number:

837841105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

None apply.

Item 4.	Ownership:

Reference is made to Items 5 – 9 and 11 of each of the cover pages to this Schedule 13G, which Items are incorporated by reference herein.  Greek Investments, Inc. (“Greek”) is the registered owner of the securities reflected in this Schedule 13G (the “Securities”).  Each, Jorge Constantino and Panayotis Constantino are jointly filing this Schedule 13G with Greek because each of them are directors, officers, agents or otherwise of Greek, and/or might be deemed, individually or in the aggregate, directly or indirectly, to beneficially own all of the securities of Greek, and therefore it is possible that they might be deemed to share the power to direct the voting and disposition of the Securities.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March  ____, 2010

GREEK INVESTMENTS, INC.

By:
Name:
Title:

JORGE CONSTANTINO

PANAYOTIS CONSTANTINO

Exhibit Index

Exhibit A                      Joint Filing Undertaking

EXHIBIT A
JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of such parties.

Dated:  March ____, 2010

GREEK INVESTMENTS, INC.

By:
Name:
Title:

JORGE CONSTANTINO

PANAYOTIS CONSTANTINO